Item 1

ICICI Limited

To the Members:

Disclosure under Section 302 of the Companies Act, 1956

Your Board of Directors, on the recommendation of the Board Governance & Remuneration Committee, at its Meeting held on March 23, 2001 has re-appointed Shri K.V. Kamath as the Managing Director and Chief Executive Officer of the Company for a further period of five years, effective May 1, 2001 on the same remuneration as currently applicable and detailed hereinafter.

In terms of Article 162A of the Articles of Association of the Company, Shri K.V. Kamath shall not be subject to retirement by rotation during his tenure as Managing Director & Chief Executive Officer.

Your Board of Directors, on the recommendation of the Board Governance & Remuneration Committee, at its Meeting held on March 23, 2001 has also appointed Smt. Kalpana Morparia and Shri S. Mukherji as Additional Directors and decided to appoint them as Executive Directors of your Company for a period of five years effective May 1, 2001.

Smt. Kalpana Morparia is BSc., LLB and has been with ICICI for 25 years. She has headed various departments including corporate legal, treasury, human resources, corporate communications and investor relations. Shri S. Mukherji is B.A., MMS, MSc.(London School of Economics), and has been with ICICI for 23 years. He has worked extensively in corporate credit and is currently heading the Major Client Group including the specialised divisions of Oil & Gas and Infrastructure in ICICI. At present, both, Smt. Morparia and Shri Mukherji, are Senior General Managers of ICICI.

In terms of Article 162A of the Articles of Association of the Company, Smt. Kalpana Morparia and Shri S. Mukherji shall not be subject to retirement by rotation during their tenure as Executive Directors.

The remuneration of Shri K.V. Kamath, Smt. Kalpana Morparia and Shri S. Mukherji (hereinafter referred to, collectively as "Wholetime Directors") for a period of five years effective May 1, 2001 will be as detailed below :

Salary:

Shri K.V. Kamath:
     In the range of Rs. 2,00,000 to Rs. 4,00,000 per month as currently applicable.

Smt. Kalpana Morparia:
         In the range of Rs. 1,60,000 to Rs.3,20,000 per month.

Shri S. Mukherji:
         In the range of Rs. 1,60,000 to Rs.3,20,000 per month.

The Board or any Committee thereof, in its absolute discretion and from time to time, will fix within the range stated above, the salary payable to the Wholetime Directors.


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Perquisites:

Perquisites (evaluated as per Income Tax Rules, wherever applicable, and at actual cost to the company in other cases) like the benefit of the company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retiral benefits, in accordance with the scheme(s) and rule(s) applicable to the members of the staff from time to time, for the aforesaid benefits.

In case company-owned accommodation is not provided, the concerned Wholetime Director shall be eligible for house rent allowance of Rs. 25,000 per month and maintenance of accommodation including furniture, fixtures & furnishings, as may be provided by the Company.

Bonus:

An amount up to 100% of their annual salary as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof.

In the event of absence or inadequacy of net profit in any financial year, the remuneration payable to the Wholetime Directors, shall be governed by Section II of Part II of Schedule XIII of the Companies Act, 1956 or any modification thereof.

The above remuneration is within the ceiling laid down in Sections 198, 269 and 309 read with Schedule XIII of the Companies Act, 1956 as modified by the Circulars issued by the Company Law Board/Department of Company Affairs, from time to time.

The above re-appointment and appointments are subject to the approval of the Members of the Company at the ensuing Annual General Meeting.

                      Memorandum of Interest of Directors

None of the Directors of your Company, except Shri K.V. Kamath, Smt. Kalpana Morparia and Shri S. Mukherji is interested in respect of the above re-appointment and appointments respectively.

Copies of the Resolutions passed by the Board at its Meeting held on March 23, 2001 in respect of the above, may be inspected at the Registered Office of your Company between 10.30 a.m. and 12.30 p.m. on all working days except Saturday.


                                                  By Order of the Board

                                                           Sd/-
                                                  Jyotin Mehta
                                                  Joint General Manager &
                                                  Company Secretary

March 23, 2001

Registered Office :
ICICI Towers

Bandra-Kurla Complex

MUMBAI 400 051

END